Exhibit 99.6

Recon Technology Announces Pricing of $2.1 million Registered Direct Offering

BEIJING, June 26, 2020 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company") announced today it has entered into a securities purchase agreement with certain accredited investors on June 26, 2020 to purchase $2.1 million worth of its ordinary shares in a registered direct offering and warrants to purchase ordinary shares in a concurrent private placement.

Under the terms of the securities purchase agreement, the Company has agreed to sell 1.68 million ordinary shares. In a concurrent private placement, the Company has agreed to issue unregistered warrants to purchase up to 1.68 million ordinary shares. The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $1.25. The warrants will expire 5.5 years from the date of issuance. The purchase price for one ordinary share and a corresponding warrant will be $1.25. In addition, the initial exercise price for previously issued unregistered warrants to purchase 911,112 ordinary shares has decreased from $2.25 per share to $1.25 per share. The gross proceeds to the Company from this registered direct offering and concurrent private placement are estimated to be $2.1 million before deducting the placement agent’s fees and other estimated offering expenses, assuming there is no exercise of any of the warrants. The registered direct offering and concurrent private placement are expected to close on or about June 30, 2020, subject to the satisfaction of customary closing conditions.

Maxim Group LLC (“Maxim”) is acting as sole placement agent in connection with this offering.

The Company intends to use the net proceeds from this offering for general corporate purposes.

The securities described above are being offered by the Company pursuant to a shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (SEC) dated November 13, 2019, and declared effective on November 26, 2019. A prospectus supplement related to the offering will be, filed with the SEC and available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplements relating to the offering may be obtained, when available, by contacting: Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, by telephone: at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measures for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemicals, renewable energy and environmental protection in the energy and chemical industries. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationships with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Forward-Looking Statements

Certain statements made herein are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and RCON's estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: there is uncertainty about the spread of the COVID-19 virus and the impact it will have on RCON’s operations, the demand for the RCON’s products and services, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the other public filings with the Securities and Exchange Commission (the "SEC") by RCON.

Additional information concerning these and other factors that may impact our expectations and projections will be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended June 30, 2019. RCON's SEC filings are available publicly on the SEC's website at www.sec.gov. RCON disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

IR contact:

Liu Jia

Recon Technology, Ltd.

+86 (10) 84945799

info@recon.cn